EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

Phocas Small Cap Value Fund

On January 10, 2007 a revised trade ticket was sent to U.S. Bancorp Fund Services, LLC from the Advisor for trades that occurred on January 5, 2007.  The effect of booking these revised trades resulted in an NAV restatement from January 5th through January 9th.  The true NAV for these days were between $0.01 - $0.02 lower than previously calculated.  Since the error was less than 0.5% shareholder transactions were not rebooked.  The effect of the shareholder transactions was a gain to the Fund so no reimbursement was necessary.